SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

15/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0007099541

Issuer Name
Prudential Public Limited Company

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
BlackRock, Inc.

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
10-Sep-2026

6. Date on which Issuer notified
11-Sep-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.710000	2.970000	7.680000	191972759
Position of previous notification (if applicable)	6.600000	0.260000	6.860000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007099541		117487042		4.710000
Sub Total 8.A	117487042		4.710000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending			61231468	2.450000
American Depositary Receipt			2068325	0.080000
Sub Total 8.B1			63299793	2.530000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	11185924	0.440000
Sub Total 8.B2				11185924	0.440000%

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 1)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 2)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 3)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 4)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 4)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Taiwan) Limited
BlackRock, Inc. (Chain 5)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 5)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 5)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 6)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 6)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 6)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 6)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 6)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 6)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 6)	BlackRock Group Limited
BlackRock, Inc. (Chain 6)	BlackRock International Limited
BlackRock, Inc. (Chain 7)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 7)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 8)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 8)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 8)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 8)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 8)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 9)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 9)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 10)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 10)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 10)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 11)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 11)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 11)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 11)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 11)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 11)	BlackRock Group Limited
BlackRock, Inc. (Chain 11)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 12)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 12)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 12)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 13)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 13)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 14)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 14)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 14)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 14)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 14)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 14)	BlackRock Group Limited
BlackRock, Inc. (Chain 14)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 15)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 15)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 15)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 15)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 15)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 15)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 15)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 15)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 16)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 16)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 16)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 16)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 16)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 16)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 16)	Acero LLC
BlackRock, Inc. (Chain 16)	Phoenix Acquisition LLC
BlackRock, Inc. (Chain 16)	BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operadora de Fondos de Inversion
BlackRock, Inc. (Chain 17)	BlackRock Saturn Subco, LLC
BlackRock, Inc. (Chain 17)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 17)	Trident Merger, LLC
BlackRock, Inc. (Chain 17)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 17)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 17)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 17)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information
BlackRock Regulatory Threshold Reporting Team
Jana Blumenstein
020 7743 3650

12. Date of Completion
11th September 2026

13. Place Of Completion
12 Throgmorton Avenue, London, EC2N 2DL, U.K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 September 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary